Exhibit 99.1

News

Release

C$ unless otherwise stated	TSX/NYSE/PSE: MFC SEHK: 945

For Immediate Release

November 18, 2024

Manulife President & CEO Roy Gori Announces His Intention to Retire in May 2025

Board names Phil Witherington, Manulife Asia CEO, as Successor

Toronto – Manulife Financial Corporation’s (MFC) Board today announced that President and Chief Executive Officer Roy Gori has informed them of his intention to retire, effective May 8, 2025, with Phil Witherington appointed as his successor and joining the Board of Directors at that time. To support this transition, following Mr. Gori’s retirement he has agreed to serve as an Advisor through August 31, 2025.

“The Board is unanimous in our support for Phil’s appointment,” Don Lindsay, Chair of the Board of Manulife said. “As both our Chief Financial Officer and now as CEO of the Asia Segment he has consistently demonstrated the ability to navigate complexity, deliver on commitments and drive change and highly engaged teams through his authentic leadership,” Mr. Lindsay added.

“Roy is an inspiring, values-driven leader who has transformed the company and delivered outstanding results over his tenure as our President and CEO,” Mr. Lindsay said. “Our company is well-positioned for sustained future growth because of Roy’s disciplined focus on execution and the tremendous team and culture he’s built,” added Mr. Lindsay. “On behalf of the Board, I want to thank Roy for his extraordinary energy, passion for and commitment to our company.”

“It has been my honour to serve as Manulife’s President and CEO and I’m extremely proud of our team’s many accomplishments. We’ve delivered superior operating results, de-risked our business, and become a digital customer leader in our industry,” said Mr. Gori. “These results have enabled us to deliver market leading total shareholder return and wouldn’t have been possible without the incredible dedication and engagement of our outstanding global team.”

“We’re now well-positioned to raise the bar on our aspirations for Manulife’s next chapter,” Mr. Gori added. “And I’m thrilled that Phil will lead that next phase in the company’s growth given his deep understanding of our global business and principled leadership. He has played a key role in our transformation journey, and I

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look forward to working with him to ensure a seamless transition.”

Phil Witherington has been a member of the company’s Executive Leadership Team since 2017, serving as Chief Financial Officer for five years until his appointment to his current role as President and CEO, Manulife Asia. Holding roles with HSBC and AIA prior to joining Manulife in 2014, Mr. Witherington has over 25 years of experience in insurance and financial services globally, in both developed and emerging markets. Earlier in his career, he spent a decade with KPMG in London and Hong Kong. He holds a degree in Geography from the University of Durham and an executive MBA jointly awarded by the University of Edinburgh Management School and the École nationale des ponts et chaussées and is a Fellow of the Institute of Chartered Accountants in England & Wales and the Hong Kong Institute of Certified Public Accountants.

“It is an honour to be provided with the opportunity to lead the next chapter for Manulife. We are an historic organization that has an incredible footprint, enviable capabilities, and an unrivalled history,” Mr. Witherington said. “It has been a privilege to work closely with Roy and the entire Executive Leadership Team in recent years, and I’m excited by the opportunity we have to build on our momentum, delivering high-quality sustainable growth for the benefit of our customers, colleagues, investors and the communities we operate in around the world,” he added.

Phil will continue in his current role as he works with Roy on transition planning and will name his successor in the coming months.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Wealth & Asset Management, we offer global investment, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2023, we had more than 38,000 employees, over 98,000 agents, and thousands of distribution partners, serving over 35 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Anne Hammer Manulife 201-925-1213 ahammer@manulife.com	Investor Relations Hung Ko Manulife 416-852-4875 hung_ko@manulife.com

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